Jupiter Telecommunications Co.,Ltd.
Shiba NBF Tower, 1-1-30 Shiba Daimon,
Minato-ku, Tokyo 105-0012 Japan
T: +81 3 6765 8100 F: +81 3 6765 8693
www.jcom.co.jp

Form of Transmittal Letter

Rule 12g3-2(b) File No. 82-34800

[redacted]

05011013

September 6, 2005

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Attention:

Re: File No. 82-34800/Jupiter Telecommunications Co., Ltd.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Sir/Madame,

On behalf of Jupiter Telecommunications Co., Ltd. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

1. Enclosed herewith please find the copy of the following press releases in English:

PROCESSED
SEP 09 2005
THOMSON
FINANCIAL

(a) J:COM TO OFFER 100 MBPS INTERNET SERVICES TO NEWLY-BUILT APARTMENTS (September 2, 2005)

(b) J:COM ASSIGNS EXECUTIVES TO NEW POSITIONS (September 1,2005)

(c) WILLCOM, JUPITER TELECOMMUNICATIONS, TOKYO UNIVERSITY OF AGRICULTURE & TECHNOLOGY TO EVALUATE MOBILE PHONE SERVICES OVER CABLE TV INFRASTRUCTURE (August 31, 2005)

(d) TIMELESS ANIMATION SERIES "MOBILE SUIT GUNDAM" TO AIR ON J:COM ON DEMAND (August 10, 2005)

dlw 9/9

This letter shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact the undersigned (direct: +81-3-6765-8150, fax: +81-3-6765-8094).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid airmail envelope and label.

Very truly yours,

Koji Kobayashi
IR Officer
IR Office & Treasury Dept.

J:COM

Jupiter Telecommunications Co., Ltd.
(Code No. 4817 JASDAQ)

September 2, 2005
FOR IMMEDIATE RELEASE

J:COM TO OFFER 100 MBPS INTERNET SERVICES TO NEWLY-BUILT APARTMENTS

J:COM Reaches Agreement with Top Real Estate Builder Namiki Group

Tokyo, JAPAN -- J:COM Kanto Co., Ltd. (J:COM Kanto) and J:COM Tokyo Co., Ltd. (J:COM Tokyo), operated by Jupiter Telecommunications Co., Ltd. (J:COM, JASDAQ code: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, completed a blanket agreement on September 2 with Namiki Real Estate Co., Ltd.* to offer high-speed Internet access services on a "whole-building-inclusive" basis for multiple dwelling units (MDUs), to Namiki's newly-built apartments. The service, called "J:COM NET Hikari," is for MDUs with 20 units or more in all J:COM service areas, and the residents of these MDU properties will be able to access the Internet at transmission speeds up to 100Mbps free of charge.

The high-speed Internet access service, all at speeds up to 100 Mbps**(both upstream and downstream), will be introduced to each newly built rental apartment including "San Viale,"*** that is managed by Namiki Real Estate. Additionally, the blanket agreement includes a provision for MDUs with 19 units or less, which will be provided with high-speed Internet access service at speeds up to 30 Mbps, called "J:COM NET Premier."

* Namiki Kensetsu Co., Ltd., one of the Namiki's Real Estate group, was chosen as the top builder of apartment buildings in the Kanto region, according to a study by industry publication *Zenkoku Chintai Jutaku Shimbun* dated January 3, 2005.

**Available with 100Mbps hardware, best-effort connection service.

*** Name of the apartments currently being developed by the Namiki Group.

J:COM NET Hikari:

J:COM NET Hikari is a service that allows high-speed Internet access at up to 100 Mbps (both upstream and downstream) by running optical fiber to multiple dwelling unit (MDU) complexes and installing coaxial cables within the units' walls. It introduces high-speed Internet access on a "whole-building-inclusive" basis, and is available in all J:COM service areas. The service gives residents access to high-speed Internet connections and elevates the attractiveness of all rental units for MDU owners.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,955,800 subscribing households (as of June 30, 2005) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers through 17 managed franchises (as of June 30, 2005) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 7.19 million (as of June 30, 2005). J:COM's principal shareholders are LMI/Sumisho Super Media and Microsoft Group. J:COM is a public company, trading on the JASDAQ stock exchange under code 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Jupiter Telecommunications Co., Ltd.
(Code No. 4817 JASDAQ)

September 1, 2005
FOR IMMEDIATE RELEASE

J:COM ASSIGNS EXECUTIVES TO NEW POSITIONS

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J:COM, JASDAQ code: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has announced that, effective September 1, 2005, the following executives have been assigned to new positions within the J:COM group:

Akira Ito

New: SVP & Assistant to EVP (Corporate Planning & Administration), &
VP, Corporate Legal, Jupiter Telecommunications Co., Ltd., &
President, J-COM Kanto, Co., Ltd., &
President, Chofu Cable, Inc.

Previous: SVP & Assistant to EVP (Corporate Planning & Administration), &
VP, Corporate Legal, Jupiter Telecommunications Co., Ltd., &
President, J-COM Kanto, Co., Ltd.

Hiroshi Baba

New: General Manger, Sales Support Division, J:COM Technologies Co., Ltd.

Previous: President, Chofu Cable, Inc.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,955,800 subscribing households (as of June 30, 2005) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers through 17 managed franchises (as of June 30, 2005) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 7.19 million (as of June 30, 2005). J:COM's principal shareholders are LMI/Sumisho Super Media and Microsoft Group. J:COM is a public company, trading on the JASDAQ stock exchange under code 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

###

WILLCOM, Inc.
Jupiter Telecommunications Co., Ltd.
Tokyo University of Agriculture and Technology

August 31, 2005
FOR IMMEDIATE RELEASE

WILLCOM, JUPITER TELECOMMUNICATIONS, TOKYO UNIVERSITY OF AGRICULTURE & TECHNOLOGY TO EVALUATE MOBILE PHONE SERVICES OVER CABLE TV INFRASTRUCTURE

All Three Chosen as Contractors for Research and Development on Mobile Device Access Via Cable

Tokyo, JAPAN -- WILLCOM, Inc., the leader in Personal Handy-phone System (PHS) mobile phone services with a market share of over 50%, Jupiter Telecommunications Co., Ltd., the largest cable service provider in Japan based on the number of customers served, and Tokyo University of Agriculture and Technology (TUAT) have been chosen by the National Institute of Information and Communications Technology (NICT) as contractors for research and development of mobile device access technology through cable TV infrastructure in Japan. The three organizations will be involved in research and development (R&D) to realize mobile services using cable TV infrastructure, physical plant and technologies.

Details are as follows.

(1) Overview

As part of its overall research and development effort on high-level telecommunications and broadcasting, NICT will provide WILLCOM, Jupiter Telecommunications and TUAT with co-R&D on mobile device access technology utilizing cable TV infrastructure. This is one of the themes for which NICT is recruiting applicants from both academic institutes and private companies. The research effort is aimed at offering high-level PHS services on all Internet protocol (IP) network bases using existing cable TV infrastructure.

(2) R&D Content

R&D will cover the following points:

1) Development of technology to detect base station synchronized signals from cable TV infrastructure
2) Development of base station interface for connection to cable TV infrastructure
3) Construction of an experimental site connecting the trial base station to cable TV infrastructure
4) Practical testing of PHS services through the experimental field

(3) R&D Timeline

R&D is to continue from September 2005 through March 2007.

(4) Expected result

The project is expected to utilize existing cable TV infrastructure and open new possibilities for the realization of consolidated services of both mobile and fixed phone telecommunications that are innate to PHS over existing cable TV plant. Also expected is the development of flexible base stations using IP networks of the cable TV infrastructure that are NOT dependent on ISDN networks.

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

JUPITER VOD

FOR IMMEDIATE RELEASE

August 10, 2005

Jupiter Telecommunications Co., Ltd., Jupiter VOD Co., Ltd.

For more information contact:

October Strategies, Inc., 303-471-4511 or 303-627-4545

TIMELESS ANIMATION SERIES "MOBILE SUIT GUNDAM"
TO AIR ON J:COM ON DEMAND

Broadcasts to begin Sept. 1

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J:COM, JASDAQ code: 4817), Japan's largest cable service provider based on the number of customers served, will begin offering the popular animated series "Mobile Suit Gundam" via J:COM's On Demand service beginning September 1. The animated series will be distributed to J:COM TV Digital customers, based on a video distribution contract between Jupiter VOD Co., Ltd., a leading video-on-demand content aggregator for cable operators in Japan, and Bandai Channel Co., Ltd.

The J:COM On Demand service will provide four feature-length films, including the most recent release, "Mobile Suit Z Gundam: Planetary Successor," which was released in theaters in May 2005. The service also includes the full-season animated TV series "Mobile Suit Z Gundam" (50 episodes) and "Mobile Suit Gundam ZZ" (47 episodes), originally broadcast from 1985 through 1987, as well as the newest television series "Mobile Suit Gundam SEED" (50 episodes). The first episode of each of these three television series will be offered free of charge.

Numerous animated television series, feature-length films and original animated video productions have been made since the airing of the the initial "Mobile Suit Gundam" animated television series in 1979, and this fall, a feature-length film "Mobile Suit Z Gundam II: The Lovers" will be released. More than 20 years after the initial release, the sci-fi animation masterpiece continues to be supported by a fan base spanning generations.

A brief history of the "Mobile Suit Gundam" saga, which continues to transcend generations of fans with its colossal themes and intriguing characters, can be outlined as follows:

Series Title	Description	Broadcasts Begin	Fees (tax incl.)
Mobile Suit Z Gundam Planetary Successor	Renowned as the pinnacle of the Gundam series, "Mobile Suit Z Gundam" goes beyond mere revival to present a complete reinterpretation for the screen. DVD sales begin October 28, with a sequel scheduled to be shown at theater on October 29. Produced in 2005, directed by Yoshiyuki Tomino.	9/16 (Fri.)	¥840
Mobile Suit Gundam I	A re-edit of episodes 1-13 of the televised version, this feature-length film includes a new editorial cut, casting changes and other elements that distill the essence of the Gundam franchise. Produced in 1981, directed by Yoshiyuki Tomino.	9/1 (Thu.)	¥315
Mobile Suit Gundam II: Soldiers of Sorrow	Another feature-length re-edit of the TV series, this film covers episodes 16 through the first part of 31, depicting plot developments from the battle royal with Rumba Ralu through offensive and defensive fighting at Jablo. Produced in 1982, directed by Yoshiyuki Tomino.	9/1 (Thu.)	¥315
Mobile Suit Gundam III: Encounters in Space	In this final addition to the feature film trilogy, viewers discover chance encounter, eternal separation, and the discoveries of Amuro through battle. Produced in 1982, directed by Yoshiyuki Tomino.	9/1 (Thu.)	¥315
Mobile Suit Z Gundam	This second TV series based on the Gundam story includes a protagonist who is an entirely new character, and other changes that masterfully transform the story in sequel. Fifty-episode series aired 1985-1986, directed by Yoshiyuki Tomino.	9/1 (Thu.)*	¥105**
Mobile Suit Gundam ZZ	A sequel to "Z Gundam," this work includes distinctive touches that set it apart from other installments in the epic story. It is loaded with attractive story elements, including the main character and Gundam, as well as the appearance of Sailor. Forty-seven-episode series aired 1986-1987, directed by Yoshiyuki Tomino.	9/1 (Thu.)*	¥105**
Mobile Suit Gundam SEED	A Gundam for the new century, this series was broadcast in 2003, enjoying explosive growth in popularity, particularly among younger viewers. Fifty-episode series aired 2002-2003, directed by Mitsuo Fukuda.	9/1 (Thu.)*	¥105**

*Serial broadcasts begin

**First episode provided free of charge

About J:COM On Demand:

Three types of J:COM On Demand services are available:

1) Premium On Demand (a service whereby customers pay to view individual programs, including new productions, famous films, and popular TV dramas for a cost of ¥105 to ¥420 each, tax included)
2) Monthly On Demand
(a service whereby customers have unlimited monthly access to on-demand programming including movies, karaoke, animation etc. at a monthly rate of ¥840, tax included)
3) Free On Demand
(a selected portion of on-demand programs provided free of charge to J:COM customers, including local information, recipes, fishing programs etc.)

Characteristics of J-COM On Demand

1) Viewers can watch the programs they like when they want to watch them (on-demand service).
2) Fast-forwarding, rewinding, and pause capability (trick play).
3) Programs can be viewed as many times as a subscriber likes within a preset time period ("resume" function).

About J:COM

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,955,800 subscribing households (as of June 30, 2005) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers through 17 managed franchises (as of June 30, 2005) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 7.19 million (as of June 30, 2005). J:COM's principal shareholders are LMI/Sumisho Super Media and Microsoft Group. J:COM is a public company, trading on the JASDAQ stock exchange under code 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

About Jupiter VOD Co., Ltd.

Jupiter VOD Co., Ltd. was established on May 13, 2004 as a VOD content aggregator for the Japan cable market, and is owned by Jupiter Telecommunications (J:COM) and Jupiter Programming Co., Ltd., a multichannel program provider in Japan. Since beginning commercial operations in January 2005, Jupiter VOD has continually strengthened its diverse lineup of foreign and Japanese movies, TV dramas and animation by entering into deals with major Hollywood studios as well as domestic distributors and production companies. Jupiter VOD will continue to devote efforts to improve the quality and range of its lineup. For more information, please visit www.jvod.co.jp.

###